ImmunoPrecise Antibodies (IPA) Reports Record Full Fiscal Year 2025 Results, Record Fourth Quarter Revenue, and Record Fourth Quarter Adjusted EBITDA

AUSTIN, Texas, July 29, 2025 – ImmunoPrecise Antibodies Ltd. (“IPA”, “Company”, “we” or “us”) (NASDAQ: IPA), a bio-native AI company operating at the intersection of TechBio and next-generation drug discovery, today announces its financial results for the fiscal year ended April 30, 2025. All numbers are expressed in Canadian dollars unless otherwise noted.

Financial Highlights:

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Achieved record revenue for Fiscal Year 2025 of $24.5 million
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Delivered highest-ever fourth quarter revenue of $7.0 million
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Reported record fourth quarter Adjusted EBITDA of ($0.3) million, reflecting improved operating efficiency
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Achieved fourth quarter gross margin of 64%, representing strongest margin performance since Q3 of Fiscal Year 2021
•
BioStrand segment grew over 180% in Fiscal year 2025 and had gross margins approaching 90%
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BioStrand currently represents over 5% of total annual revenue this year, up from less than 2% in Fiscal Year 2024

Recent Corporate Highlights:

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The Company’s LENSai™ platform demonstrated that its in silico epitope mapping achieves results on previously unseen antibody–antigen complexes with results that are on par with gold-standard X-ray crystallography—delivering structural insights in hours instead of weeks.
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An important breakthrough using the Company's HYFT®-powered LENSai platform, as it identified a highly conserved epitope across all four dengue virus serotypes, a key milestone toward developing a potential universal dengue vaccine. Subsequently announced in silico data supporting the vaccine candidate's safety and its ability to activate a balanced immune response.
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IPA’s AI-designed GLP-1 peptides outperformed or matched semaglutide in independent receptor activation studies, further validating the Company’s HYFT-driven LENSai platform.
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Entered into a strategic USD $8M – 10M partnership with a biotechnology company focusing on advancing the discovery and development of Antibody-Drug Conjugates and bispecific antibodies for the cancer treatment.
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Realigned internal R&D strategy to focus on launching an AI-powered therapeutic pipeline, reinforcing IPA’s shift toward a bio-native AI drug discovery model.
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ImmunoPrecise subsidiary signed material transfer agreement with Biotheus (now BioNTech), who is evaluating the antibody asset for bispecific tumor-targeting.

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Successfully engineered antibodies in silico to a challenging tumor target using LENS, advancing IPA's vision for accessible, next-gen therapeutics.
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Appointed industry veteran Jon Lieber to its Board of Directors, bringing over 30 years of strategic leadership across biotech, capital markets, and public company governance, further strengthening IPA’s financial oversight and commercial execution.
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Named Jeff Fried, a recognized healthcare data visionary, to its Advisory Board. Fried has played a key role in advancing IPA’s AI platform capabilities, particularly the integration of vector search to support large-scale, AI-driven discovery within LENSai™ ecosystem.
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Regained compliance with Nasdaq minimum bid price requirement, reflecting strengthened investor confidence and continued alignment with strategic listing standards.

“Fiscal 2025 was a record-setting year for IPA across multiple dimensions,” said Dr. Jennifer Bath, ImmunoPrecise Antibodies CEO. “We delivered our highest-ever annual and fourth quarter revenues, significantly improved gross margins, and achieved one of our strongest adjusted EBITDA performances in recent years, with a loss of only $316,000. This reflects our continued progress toward profitability while accelerating innovation through our HYFT-powered LENSai platform. Our BioStrand segment alone grew by more than 180% in Fiscal 2025, highlighting the strength of our AI-driven pipeline. These results underscore the growing commercial validation of our technology, our strategic collaborations, and our ability to deliver real-world impact through next-generation antibody discovery and therapeutic design.”

“As we look ahead to the next fiscal year, we are well-positioned to build on our momentum. We are poised to refocus our business on our AI-based product development utilizing our LENSai platform, powered by our HYFT technology. We anticipate the near-term completion of the previously announced divestiture of our Dutch subsidiary, as part of our continued focus on streamlining operations and aligning resources with strategic priorities. Together, these strategic steps will sharpen our focus, strengthen our core capabilities, and set the stage for an even brighter future for IPA,” concluded Dr. Bath.

Fourth Quarter 2025 Financial Results

Revenue for the three months ended April 30, 2025, was $7.0 million, representing an 8% increase compared to $6.5 million for the same period in 2024. This growth was primarily driven by a $0.6 million increase in project revenues.

Gross profit for the three months ended April 30, 2025, was $4.5 million, up from $3.1 million in the same period last year. Gross margin rose sharply to 64%, compared to 48% in the same period in 2024. This improvement was driven, in part, by a greater contribution from high-margin BioStrand revenues.

Research and development (“R&D”) expenses totaled $1.1 million, down from $1.3 million in the prior-year quarter, due to reallocating project-related R&D efforts to cost of sales.

Sales and marketing expenses increased to $1.0 million, compared to $0.9 million in the same period last year, due to an increase in digital campaign expenses.

General and administrative expenses declined to $3.7 million from $4.1 million, driven by ongoing cost control efforts.

Operating loss, excluding amortization and non-recurring charges, improved significantly to $1.4 million, compared to $3.2 million in the fourth quarter of Fiscal Year 2024.

Net loss narrowed to $2.2 million, a marked improvement from a net loss of $17.6 million in the same quarter last year, which included a $15 million non-cash impairment charge related to BioStrand’s goodwill and intangible assets.

Adjusted EBITDA loss improved to $0.3 million, compared to a loss of $1.7 million in the fourth quarter of Fiscal Year 2024, reflecting improved gross profits and enhanced operating efficiency.

Full Year 2025 Financial Results

Revenue for Fiscal Year 2025, was $24.5 million, up slightly versus $24.5 million in Fiscal Year 2024.

Gross Profit for Fiscal Year 2025 was $13.5 million, a 12.4% increase compared to $12.1 million in Fiscal Year 2024. Gross margin expanded by 600 basis points to 55%, up from 49% in the prior year. This margin improvement was driven by a greater revenue contribution from the high-margin BioStrand segment, coupled with an increased focus on cost efficiencies.

Research and development expenses were $4.9 million in Fiscal Year 2025, up from $4.0 million in Fiscal Year 2024, reflecting increased investment in R&D activities within the BioStrand segment.

Sales and marketing expenses were $4.3 million in Fiscal Year 2025, compared to $3.5 million in Fiscal Year 2024, reflecting increased spending on advertising related to digital campaign expenses.

General and administrative expenses totaled $14.7 million in Fiscal Year 2025, down from $15.6 million in Fiscal Year 2024, reflecting the Company’s continued focus on operational efficiency and cost discipline.

Operating loss in Fiscal Year 2025, excluding amortization and non-recurring charges, improved to $10.4 million, compared to $11.1 million in Fiscal Year 2024.

Net loss in Fiscal Year 2025 was $30.2 million, or $(0.91) per share on a basic and diluted basis, compared to a net loss of $26.1 million or $(1.02) on a basic and diluted basis in Fiscal Year 2024.

Total cash, cash equivalents, and marketable securities, including restricted cash, were $10.8 million as of April 30, 2025.

The reconciliation of Net Loss to Adjusted EBITDA is presented in the table below:

	Three Months Ended April 30,		Year Ended April 30,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Net loss	(2,161)	(17,610)	(30,234)	(26,115)
Income taxes	261	(1,214)	(4,033)	(2,588)
Amortization and depreciation	913	1,579	5,119	5,735
Accretion	2	4	10	19
Asset impairment charge	—	15,031	21,184	15,031
Foreign exchange realized gain (loss)	(33)	18	(5)	142
Interest expense	209	323	948	849
Interest and other income	(3)	3	283	(23)
Unrealized foreign exchange loss (gain)	443	(65)	594	(86)
Share-based expense	53	237	445	1,535
Adjusted EBITDA	(316)	(1,694)	(5,689)	(5,501)

*All financial figures are in Canadian Dollars (CAD) unless otherwise stated.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Friday, July 29, 2025, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx.

***Participant Dial-In Details***

Participants call one of the allocated dial-in numbers (below) and advise the Operator of either the Conference ID 3224490 or Conference Name.

USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toll-Free (800) 715-9871

***Webcast Details***

Attendee URL:
https://events.q4inc.com/attendee/849565157

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports available on the company’s profile at www.sedarplus.com and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is an AI-driven biotherapeutic research, technology and scientifically robust life science company that discovers and develops customized and novel antibodies by generating proprietary and patented processes, procedures and innovative approaches to antibody discovery, development, and production. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

For more information, visit www.ipatherapeutics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. These statements reflect the Company’s expectations, plans, projections, and beliefs regarding future events or performance. Words such as “expects,” “anticipates,” “intends,” “believes,” “plans,” “potential,” “will,” “may,” “continue,” and variations thereof are intended to identify forward-looking statements.

Forward-looking statements in this release include, but are not limited to, statements related to the Company’s operational and financial outlook, the potential impact and continuity of strategic partnerships, including the recently announced commercial agreement and collaborations with cloud infrastructure providers, our projected growth in AI-driven revenues and margins, our ability to commercialize new technologies such as de novo antibody design and AI-designed GLP-1 therapeutics, future demand for our platform capabilities, ongoing strategic initiatives including business realignment and divestitures, and our ability to drive sustainable profitability.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted EBITDA as operating earnings before taxes, amortization, depreciation, accretion, asset impairment charges, foreign exchange gain/loss, interest and other income and share-based compensation. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted EBITDA is net loss.

These statements are based on management’s current expectations and assumptions and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied. These include, but are not limited to: execution risks related to strategic partnerships, delays or failures in technology development or commercialization, market adoption of AI-based drug discovery tools, fluctuations in financial markets, general economic conditions, and risks related to funding requirements and liquidity.

The Company cautions readers not to place undue reliance on these forward-looking statements. All such statements are made as of the date of this release and, unless required by law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

For a complete discussion of risk factors, investors should refer to IPA’s filings with Canadian and U.S. securities regulators, including the most recent Annual Report on Form 20-F available at www.sedarplus.ca and www.sec.gov.

Investor Relations Contact

investors@ipatherapeutics.com

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

	Three months ended April 30,		Twelve months ended April 30,
(in thousands, except share data)	2025 $	2024 $	2025 $	2024 $
REVENUE	6,981	6,459	24,520	24,518
COST OF SALES	2,521	3,351	10,972	12,465
GROSS PROFIT	4,460	3,108	13,548	12,053
EXPENSES
Research and development	1,089	1,260	4,943	4,043
Sales and marketing	1,033	910	4,298	3,543
General and administrative	3,706	4,119	14,735	15,592
Impairment of Goodwill	—	11,161	—	11,161
Impairment of Intangible assets	—	3,870	21,184	3,870
Amortization of Intangible assets	106	701	1,948	2,968
	5,934	22,021	47,108	41,177
Loss before other income (expenses) and income taxes	(1,474)	(18,913)	(33,560)	(29,124)
OTHER INCOME (EXPENSES)
Accretion	(2)	(4)	(10)	(19)
Grant and subsidy income	16	31	180	331
Interest and other (expense) income	3	(3)	(283)	23
Unrealized foreign exchange (loss) gain	(443)	65	(594)	86
	(426)	89	(707)	421
Loss before income taxes	(1,900)	(18,824)	(34,267)	(28,703)
Income taxes	(261)	1,214	4,033	2,588
NET LOSS FOR THE PERIOD	(2,161)	(17,610)	(30,234)	(26,115)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations	593	497	1,139	(613)
COMPREHENSIVE LOSS FOR THE PERIOD	(1,568)	(17,113)	(29,095)	(26,728)
LOSS PER SHARE – BASIC AND DILUTED	(0.05)	(0.66)	(0.91)	(1.02)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	45,800,482	26,668,766	33,385,499	25,635,526

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	April 30, 2025 $	April 30, 2024 $
ASSETS
Current assets
Cash	10,665	3,459
Amounts receivable, net	4,115	3,790
Tax receivable	143	414
Inventory	2,095	2,139
Unbilled revenue	548	277
Prepaid expenses	1,188	1,408
	18,754	11,487
Restricted cash	126	86
Deposit on equipment	502	475
Property and equipment	15,762	16,696
Intangible assets	1,067	23,557
Goodwill	8,230	7,687
Total assets	44,441	59,988
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	5,283	4,372
Deferred revenue	1,090	1,352
Tax payable	475	553
Leases	1,850	1,563
Deferred acquisition payments	314	284
	9,012	8,124
Leases	11,553	12,118
Deferred income tax liability	250	4,068
Total liabilities	20,815	24,310
SHAREHOLDERS' EQUITY
Share capital	136,371	119,773
Contributed surplus	12,833	12,388
Accumulated other comprehensive income	3,216	2,077
Accumulated deficit	(128,794)	(98,560)
	23,626	35,678
Total liabilities and shareholders’ equity	44,441	59,988

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended April 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

(in thousands)	2025 $	2024 $
Operating activities:
Net loss for the period	(30,234)	(26,115)
Items not affecting cash:
Accretion	10	19
Amortization and depreciation	5,119	5,735
Asset impairment	21,184	15,031
Deferred income taxes	(3,935)	(1,773)
Foreign exchange	622	15
Gain on investment	(7)	(2)
Share-based expense	445	1,535
	(6,796)	(5,555)
Changes in non-cash working capital related to operations:
Amounts receivable	(298)	(601)
Inventory	138	(102)
Unbilled revenue	(248)	360
Prepaid expenses	261	624
Accounts payable and accrued liabilities	827	983
Sales and income taxes payable and receivable	8	733
Deferred revenue	(302)	374
Net cash used in operating activities	(6,410)	(3,184)
Investing activities:
Purchase of equipment	(799)	(1,397)
Security deposit on leases	—	(141)
Deferred acquisition payments	—	(146)
Sale of QVQ Holdings BV shares	—	121
Net cash used in investing activities	(799)	(1,563)
Financing activities:
Proceeds from share issuance, net of transaction costs	12,228	2,360
Proceeds from debenture	4,242	—
Repayment of leases	(1,577)	(1,339)
Net cash provided by financing activities	14,893	1,021
Increase (decrease) in cash during the period	7,684	(3,726)
Foreign exchange	(438)	(1,095)
Cash – beginning of the period	3,545	8,366
Cash – end of the period	10,791	3,545
Cash is comprised of:
Cash	10,665	3,459
Restricted cash	126	86
	10,791	3,545
Cash paid for interest	—	—
Cash paid for income tax	2	—

Source: ImmunoPrecise Antibodies Ltd.